

15025822

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68216

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Forward Securities LLC**

    OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

101 California St. 16th floor
    (No. and Street)

San Francisco   **CA**   **94111**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Lang   **310-441-2300**
    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers
    (Name – if individual, state last, first, middle name)

Three Embarcadero Center   **San Francisco**   **CA**   **94111**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Mark Guadagnini__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Forward Securities LLC__ , as of __February 26__ , 20 __15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__VICE PRESIDENT OPERATIONS__
Title

__please see attached acknowledgment__
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of _San Francisco_)

On _February 27, 2015_ before me, _Nicole Lisa Strokon-Miller, Notary Public_,
_____Date_____   *Here Insert Name and Title of the Officer*

personally appeared _____Mark J. Guadagnini_____
                                  Name(s) of Signer(s)

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

NICOLE LISA STROKON-MILLER
COMM. #1946684
Notary Public-California
SAN DIEGO COUNTY
My Comm. Exp. AUG 4, 2015
ES11   ES11

Signature _____
                   Signature of Notary Public

Place Notary Seal Above

─────────────────────────── **OPTIONAL** ───────────────────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

©2014 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #5907

Forward Securities, LLC
Statement of Financial Condition
December 31, 2014

(Public)



Report of Independent Registered Public Accounting Firm

To Management of Forward Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Forward Securities (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Forward Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	282,795
Accounts receivable		751,994
Accounts receivable from affiliate		6,132
Prepaid expenses and other assets		18,433
Total assets	$	1,059,354
Liabilities and Member's Equity		
Accounts payable and accrued liabilities		903,745
Total liabilities		903,745
Member's equity		
Contributions, net		950,000
Accumulated deficit		(794,391)
Total member's equity		155,609
Total liabilities and member's equity	$	1,059,354

The accompanying notes are an integral part of the financial statements.

1. Organization

Forward Securities, LLC (the "Company") was organized on August 11, 2006 under the laws of Delaware. The Company is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Forward Management, LLC ("Management"), a registered investment advisor with the Securities and Exchange Commission.

Management acts as investment advisor and provides other business-related services to Forward Funds, a Delaware statutory trust, (the "Funds") and other investment products. Forward Funds is an open-end management investment company registered under the Investment Company Act of 1940, as amended.

The Company was approved by FINRA to operate as a limited purpose broker-dealer that does not engage in proprietary trading, market-making, exchange floor activity, securities clearing or underwriting. The Company's sole function is to market and distribute the Funds throughout the United States, Puerto Rico, Virgin Islands, and Guam. From April 15, 2012, the Company operates as the Funds' principal distributor. The Company has entered into distribution agreements with other brokers for the purpose of distributing the Funds' shares.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(1) of that Rule.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue
Other revenue consists of interest income earned on the Company's cash held in a money market account.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and money market accounts. The Company's cash and cash equivalents are on deposit with major U.S. banking institutions. Such deposits normally are in excess of federally insured limits. The Company periodically assesses the financial condition of these institutions and assesses credit risk.

Receivables
The Company's receivables arise primarily from 12b-1 distribution fees due from the Funds. These receivables are generally due and collected within 30 days. The Company does not require collateral.

Forward Securities, LLC
Notes to Financial Statements
December 31, 2014

The need for an allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts, the aging of the receivable, historical experience, and other currently available evidence. If actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due the Company could be adversely affected.

Distribution Fees
The 12b-1 distribution fee collected from the Funds flow through the Company to the intermediary broker-dealer holding the customer accounts that are under selling agreements to receive such fees. Since the Company does not have credit risk and is not involved in distribution of Funds' securities, the Company does not record any revenue related to the distribution agreement.

Fair Value Measurements
The Company's financial instruments consist primarily of cash and cash equivalents, accounts payable, and accrued liabilities, which are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Income Taxes
As a limited liability company, the Company is not subject to income taxes. Tax liabilities are instead paid by the member of the limited liability company. Income and losses are included in the tax return of the member. Accordingly, no provision for income taxes is included in the accompanying financial statements.

As a pass-through entity for tax purposes, the Company has minimal exposure to uncertain tax positions, limited to whether the Company is taxable in a particular jurisdiction. Management has evaluated the Company's exposure and has determined there are no uncertain tax positions where the Company's liability is probable and reasonably estimable, and therefore, no liabilities have been accrued at December 31, 2014.

Comprehensive Income
The Company reports all changes in comprehensive income in the statement of operations. Comprehensive income is equal to net income.

Member's Equity and Limited Liability Company Agreement
The Company's operating agreement sets forth the respective rights and obligations of the sole member and provides for terms of its management and conduct of its affairs. The Company's Management Board is responsible for the management affairs of the entity.

3. **Related Parties**

The Company entered into an Administrative Services Agreement with Management whereby, Management provides certain administrative and other services to the Company for a monthly fee determined annually. The Company does not have its own employees. Periodically, the Company and Management review the monthly fee calculation to ensure the fee is commensurate with the level of services provided, including time worked by allocated Management employees.

During 2012, the Company entered into a Shareholder Servicing Agreement ("SSA") and an Unencumbered 12b-1 Agreement ("12b-1 Agreement") with Management whereby, Management performs certain services for the Funds. Under the SSA, the fee paid to Management shall not exceed on an annual basis 0.10% on certain Institutional Class shares of the Funds. Under the 12b-1 Agreement, the excess 12b-1 payments not otherwise paid to third parties will be paid to Management for eligible 12b-1 expenses.

Underwriting concessions received by the Company are periodically reimbursed to Management as all distribution-related expenditures are incurred by Management.

Affiliate payables and receivables represents administrative service fees, unencumbered 12b-1, underwriting concessions, collected contingent deferred sales charges, and any expenses to be reimbursed or refunds to be received by the Company from Management. The fees and expenses may not represent the actual cost and expenses incurred by the Company if operated on a stand alone basis.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company is required to maintain minimum net capital equal to the greater of \$5,000 or $6^{2/3}\%$ of aggregate indebtedness, as defined.

At December 31, 2014, the Company had net capital, as defined under Rule 15c3-1, of \$137,176 and excess net capital of \$76,926. The ratio of aggregate indebtedness to net capital was 6.59 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption in accordance with paragraph (k)(1) of that rule.

5. Subsequent Events

On February 10, 2015, Management signed a definitive agreement to be acquired by Salient Partners, L.P. ("Salient"). The transaction is expected to be completed during the second quarter of 2015. If completed, the transaction will cause a change of control of Management. Currently, the Company does not anticipate the transaction to have a financial effect on the Company.

The Company evaluated subsequent events occurring through February 26, 2015, which represents the date that these financial statements were available to be issued. There were no additional subsequent events noted requiring adjustment or additional disclosure in the financial statements.